UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. announced today announced that its Vascular Wrap™ Paclitaxel-Eluting Mesh/ Lifespan® Vascular Graft has received a designation of “device” from the Office of Combination Products at the U.S. Food and Drug Administration (FDA).

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: December 20, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

December 20, 2005

ANGIOTECH ANNOUNCES VASCULAR WRAP™ / LIFESPAN® VASCULAR GRAFT COMBINATION PRODUCT RECEIVES DESIGNATION OF “DEVICE”
FOR U.S. PIVOTAL STUDY

VANCOUVER, BC, December 20th , 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced that its Vascular Wrap™ Paclitaxel-Eluting Mesh/ Lifespan® Vascular Graft has received a designation of “device” from the Office of Combination Products at the U.S. Food and Drug Administration (FDA). This designation of “device” has historically indicated a faster regulatory and commercial timeline for a product as compared to when the FDA considers a combination product to be a “drug”.

Angiotech plans to initiate the PREVAIL (Paclitaxel Releasing Extra-Vascular Anastomosis Implant & Lifespan® Graft) clinical trial in the first half of 2006. PREVAIL will be designed to assess the efficacy and safety of Angiotech’s pioneering Vascular Wrap™ Paclitaxel-Eluting Mesh / Lifespan® Vascular Graft combination product in patients with end-stage renal disease who are undergoing hemodialysis.

As a combination product, the graft serves as an access port for hemodialysis and the intent of the drug-eluting mesh is to prevent the scar formation that often leads to graft failure. Currently, approximately 50 percent of these grafts require replacement or revision within one year as a result of scar formation. The cost of these graft failures is significant, estimated to be an additional US $55,000 per failure.

“We consider this decision by the Office of Combination Products as an incremental, positive step forward for our Vascular Wrap paclitaxel-eluting mesh program”, said Rui Avelar, MD, Chief Medical Officer at Angiotech. “With a ‘device’ designation for this combination ‘Graft and Vascular Wrap’ product, we expect to submit the PREVAIL data in accordance with our timelines as outlined at our Vascular Program Update meeting in New York last month.”

About Hemodialysis:

The lives of patients with end-stage renal disease are highly dependent on access to their circulatory system in order to have their blood cleaned by hemodialysis, a method of filtering out toxins in the blood by a special machine called a dialyzer.  Blood must be drawn from the body, brought to the dialyzer, and then retuned.  The blood is often accessed from a special port which is a synthetic graft implanted under the skin.  Today there are an estimated 4.4 million people in the U.S. with end-stage renal disease.  Of these patients, 250,000 undergo hemodialysis treatment and roughly half of these patients have synthetic grafts for hemodialysis access.

About the Vascular Wrap™ Paclitaxel-Eluting Mesh/ Lifespan® Vascular Graft Combination Product:

Angiotech’s Vascular Wrap™ Paclitaxel-Eluting Mesh/ Lifespan® Vascular Graft combination product technology is designed to be used as a port for hemodialysis access or as a bypass for a blocked artery.  It is a combination product consisting of both the Lifespan® Vascular Graft and the Vascular Wrap™ Paclitaxel-Eluting Mesh. The Lifespan® Vascular Graft product line component was acquired from Edwards Lifesciences in November, 2005 and is meant to serve as one of the key components for Angiotech’s initiatives in the interventional vascular field. The Vascular Wrap™ component is a biodegradable mesh implant incorporating Angiotech’s paclitaxel technology in a novel biomaterial with the goal of mitigating scar formation caused by graft implantation and thereby potentially enhancing graft patency rates in AV-access patients as well as in peripheral bypass procedures.

About Combination Products:

According to the FDA, a “combination product” is defined as either 1) a product comprised of two or more regulated components that are physically, chemically or otherwise combined or mixed as a single entity; 2) two or more separate products packaged together (e.g., drug and device products); or 3) provided separately but intended for use together where both are required to achieve the intended use, indication, or effect and where mutually conforming labeling is needed.  The assignment of the combination product to either a “device” or “drug” designation is determined by what about the combination product is considered to be the “primary mode of action”.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Chief Medical Officer

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Colleen Beauregard

Waggener Edstrom Bioscience

(503) 443-7863

 Email: colleenb@wagged.com